Exhibit 36
FOR IMMEDIATE DISTRIBUTION

MOSCOW CABLECOM Contact(s):	RENOVA MEDIA Contacts:

Andrew M. O’Shea	English Language Media:
Secretary	Stan Neve or Erin Becker
860.298.0444	Brunswick Group, New York
aoshea@moscowcablecom.com	Phone: + 1 212 333 3810

Barbara Cano	Russian Language Media:
Breakstone Group International	Andrey A. Shtorkh
646.452.2334	Renova Group, Moscow
bcano@breakstone-group.com	Phone: + 7 495 975 0240
MOSCOW CABLECOM AND RENOVA MEDIA SIGN
DEFINITIVE MERGER AGREEMENT
Negotiated Price of $12.90 in Cash Per Common Share
for Moscow CableCom Shares Not Directly Owned by Renova Media
New York, United States, February 21, 2007 — Moscow CableCom Corp. (NASDAQ: MOCC) and Renova Media Enterprises Ltd. jointly announced today that they have entered into a definitive merger agreement under the terms of which Renova Media, the largest single holder of Moscow CableCom’s voting securities, would acquire the equity interest in Moscow CableCom that it does not currently own at a cash price of $12.90 per share of Moscow CableCom’s common stock and an equivalent as-converted price for Moscow CableCom’s Series A convertible preferred stock.
The merger agreement was approved by Moscow CableCom’s board of directors upon the unanimous recommendation of a special committee of independent directors formed to review and evaluate Renova Media’s previously announced November 4, 2006 proposal for a negotiated acquisition of the company and to consider the company’s options.
The $12.90 price per share of Moscow CableCom’s common stock represents a 29.1% premium over the November 3, 2006 closing price (the day prior to Moscow CableCom’s receipt of Renova Media’s original proposal), a 34.3% premium over the one-month volume-weighted average closing price for the month preceding Renova Media’s original proposal, a 19.4% increase in the $10.80 price per common share originally proposed by Renova Media and a 7.5% increase in the revised proposed price of $12.00 per common share announced on January 19, 2007. The aggregate consideration payable under the agreement for shares not owned by Renova Media will be approximately $152 million (excluding the amounts required to exercise convertible securities, as described below), which Renova Media has arranged to borrow from its shareholders.

The merger agreement contains customary closing conditions including adoption of the merger agreement by Moscow CableCom’s stockholders (which is assured, as discussed below), and the absence of an injunction. The transaction will require Federal Antimonopoly Service pre-clearance under the laws of the Russian Federation but is not subject to the pre-merger notification requirements of the U.S. antitrust laws (the Hart-Scott-Rodino Act). The transaction is not conditioned on Renova Media obtaining financing. The transaction is anticipated to close during the second quarter of 2007.
Concurrently with the execution of the merger agreement, a subsidiary of Renova Media, and Moscow CableCom’s principal subsidiary ZAO COMCOR-TV entered into a bridge facility agreement under which Renova Media’s subsidiary will provide up to $45 million of interim unsecured debt financing to ZAO COMCOR-TV to finance its operations during the pendency of the merger through monthly loans of $5 million, subject to certain conditions. This bridge financing, which is guaranteed by Moscow CableCom, is subordinate to the amounts payable to Renova Media’s subsidiary under the $28.5 million senior secured credit facility entered into between the parties in 2004.
The merger agreement provides for a wholly-owned subsidiary of Renova Media to be merged into Moscow CableCom and for Moscow CableCom to become a wholly-owned direct subsidiary of Renova Media. Upon completion of the transaction, there will be no public market for Moscow CableCom’s common stock and Moscow CableCom will no longer file reports with the SEC.
In the merger transaction, each share (subject to statutory appraisal rights) of Moscow CableCom’s common stock not owned by Renova Media will be converted into the right to receive $12.90 in cash, and each share of Moscow CableCom’s Series A convertible preferred stock will be converted into the right to receive $39.4095 in cash, based on the current Series A stock conversion ratio of 3.055 shares of common stock per one share of preferred stock. Renova Media’s shares of Moscow CableCom Series B preferred stock will be canceled in the transaction.
Renova Media owns approximately 40% of the voting power of the currently-outstanding voting securities of Moscow CableCom and, upon exercise of all its rights to acquire additional voting securities of Moscow CableCom, would directly own a majority of the voting power of the company’s then-outstanding voting securities. The merger agreement provides that, prior to the closing, Renova Media will exercise these rights to the extent necessary to assure that it owns of record a majority of the then-outstanding Moscow CableCom securities entitled to vote on the transaction. The merger agreement also provides that Renova Media will execute a written consent with respect to all such voting securities in favor of adoption of the merger agreement so as to assure the requisite stockholder approval of the transaction without the need for any other stockholder vote.
Accordingly, Moscow CableCom will not be soliciting proxies from its stockholders, though it will distribute to all of its stockholders an Information Statement containing detailed information from Moscow CableCom and Renova Media about the transaction and stockholders’ right to appraisal of their shares under Delaware law. Stockholders are encouraged to read the Information Statement as it will contain important information.

Renova Media is the controlling stockholder of OAO Moskovskaya Telecommunikatsionnaya Corporatsiya (COMCOR), which directly owns approximately 24% of the voting power of Moscow CableCom’s outstanding voting securities. COMCOR’s 24% interest is in addition to the voting securities of Moscow CableCom which Renova Media directly owns or has the right to acquire. COMCOR is not a party to the merger agreement and has no agreement with Moscow CableCom or Renova Media relating to the transaction. Upon the closing of the transaction, COMCOR will be entitled to receive the same cash price for its shares as all other stockholders of Moscow CableCom other than Renova Media.
The merger agreement provides that options (both vested and unvested) to acquire shares of Moscow CableCom common stock that are “in the money” based on the excess of $12.90 over the exercise price, to the extent the holders of those options so consent, will be cashed out for the excess at Renova Media’s expense. All other options will remain outstanding in accordance with their terms following the closing. Holders of restricted shares of Moscow CableCom common stock will receive $12.90 in cash at the closing, without further restriction.
In accordance with the terms of Moscow CableCom’s outstanding warrants, to the extent these warrants are not exercised prior to the closing of the transaction at the applicable exercise price and are not held by Renova Media they will remain outstanding prior to their expiration dates and will entitle the holder to receive, upon exercise, $12.90 for each share previously issuable upon exercise.
In accordance with the terms of Moscow CableCom’s outstanding 10-1/2% Convertible Subordinated Debentures Due 2007, to the extent they are not converted into shares of Moscow CableCom’s common stock prior to the closing of the transaction they will remain outstanding and become convertible into the right to receive $12.90 in cash for each share of Moscow CableCom common stock into which they were previously convertible. Renova Media intends, immediately following the closing, to cause Moscow CableCom to deposit in trust with the trustee under the governing indenture, at Renova Media’s expense, sufficient cash to satisfy Moscow CableCom’s remaining obligations with respect to principal and interest through the October 15, 2007 maturity date of the remaining Debentures and thereby, in accordance with the terms of the indenture, cause all of its provisions to cease to apply to Moscow CableCom other than those relating to payment and conversion rights.
Lazard Frères & Co. LLC and Lazard & Co., Limited are serving as financial advisor to the special committee and Covington & Burling LLP is serving as the Special Committee’s legal advisor. Goldman Sachs (AO) LLC is serving as Renova Media’s financial advisor and DLA Piper US LLP is serving as its legal advisor.
The full text of the merger agreement and the bridge financing documents will be filed with the U.S. Securities and Exchange Commission in the near future and the description of those agreements in this joint press release is qualified by the terms and conditions of those agreements.

About Moscow CableCom Corp.
Moscow CableCom Corp. (NASDAQ: MOCC) is the U.S.-based parent of a Moscow, Russia-based company that provides access to pay-TV and Internet services under the brand name “AKADO.” AKADO is in the process of expanding its hybrid fiber-coaxial network in Moscow to provide residential and business customers with comprehensive broadband services in digital cable TV and radio, and high-speed data transmission and Internet access. The Company has licenses to provide its services to 1.5 million homes and businesses in Moscow, through its proprietary agreements for use of the Moscow Fiber Optic Network (MFON), the largest high-speed network in Moscow. For more information on Moscow CableCom Corp. and AKADO, visit: http://www.moscowcablecom.com and http://www.akado.ru.
About Renova Media Enterprises Ltd.
Renova Media Enterprises Ltd. is the telecommunications arm of Renova Group, a leading Russian private equity investor.
Renova Media provides cable television, high-speed Internet access and Internet protocol-based telephony to residential and business customers in the City of Moscow. Renova Media is the City of Moscow’s second largest provider of broad-range access to Internet and the largest Triple Play provider. Renova Media currently serves over 500,000 subscribers. Renova Media has stakes in Moscow CableCom, COMCOR, Teleinform, and Belarus-based Cosmos-TV.
Availability of Information Regarding the Transaction
In connection with the proposed merger transaction, Moscow CableCom will file an Information Statement with the SEC. In addition, Moscow CableCom and Renova Media will file with the SEC a Transaction Statement on Schedule 13E-3. The parties will also make certain other SEC filings regarding the transaction. These documents will contain important information about the transaction. Moscow CableCom and Renova Media urge investors to read these documents when they become available. Copies of these filings will be available, free of charge, at the SEC’s website (www.sec.gov).
Forward Looking Statements
This press release contains forward-looking statements regarding the merger agreement between Moscow CableCom and Renova Media. All forward-looking statements contained in this press release are subject to various risks and uncertainties that could materially affect these matters including, without limitation, the risk that the transaction contemplated by the merger agreement will not be consummated on the terms announced or at all.
Moscow CableCom has disclosed in its filings with the United States Securities and Exchange Commission (including its Form 10K/A for its fiscal year ended December 31, 2005, and a Form 10Q for its fiscal quarter ended September 30, 2006) important risks and uncertainties that may affect its business and investors should refer to those filings, which Moscow CableCom incorporates by reference herein, for Moscow CableCom’s statements regarding such matters (for which Renova Media assumes no responsibility).

There may be other risks that have not been described in this press release or those filings. Moscow CableCom and Renova Media each disclaims any obligation to update developments affecting these risks or to publicly announce any revision to the forward-looking statements contained or referred to in this release to reflect future events or developments.
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